YELLOW PROXY

SNOW LAKE RESOURCES LTD. (the "Company")

This Proxy Is Solicited On Behalf Of Management For The Annual General And Special Meeting Of Shareholders To Be Held On December 15, 2022

The undersigned acknowledges receipt of the Notice of Annual General and Special Meeting of Shareholders and hereby appoints proxy holder Philip Gross, failing him Allan Engel, or in place of the foregoing, (*) ______________________, or any of them acting alone, with full power of substitution, as proxies to represent and to vote, as designated on the reverse side of this proxy, all of the shares of common stock of SNOW LAKE RESOURCES LTD. that the undersigned is entitled to vote at the Annual General and Special Meeting of Shareholders to be held on December 15, 2022 at 9:00 a.m. Central time, conferring authority upon such true and lawful attorneys to vote in their discretion on such other matters as may properly come before the meeting and revoking any proxy heretofore given. The Annual General and Special Meeting of Shareholders will be held at Thompson Dorfman Sweatman LLP, 1700-242 Hargrave Street, Winnipeg, Manitoba, Canada R3C 0V1 or any adjournment or postponement thereof.

(*) The shareholder has the right to appoint a proxyholder (who need not be a shareholder) other than the proxyholders designated and such right may be exercised by inserting the name of such other proxyholder in the space provided.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH MANAGEMENT'S RECOMMENDATIONS.

(Continued and to be marked, dated, and signed on other side)

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

Important Notice Regarding the Availability of Proxy Materials for the Annual General And Special Meeting Of Shareholders to be held on December 15, 2022:

The Proxy Statement and our 2022 Annual Report on Form 20-F are available at: https://www.viewproxy.com/LITM/2022

Please mark your votes like this ☒

Management recommends a vote "FOR" proposals 1, 3 and 4 "FOR" the nominees for director listed in Proposal 2.

For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Proposal 1. To set the number of directors at six.

FOR ☐ AGAINST ☐ ABSTAIN ☐

DO NOT PRINT IN THIS AREA
(Stockholder Name & Address Data)

Address Change/Comments: (If you noted any Address Changes and/or Comments above, please mark box.) ☐

CONTROL NUMBER

Proposal 2. To elect each of the following as directors of the Company:

NOMINEES:	FOR ALL ☐	WITHHOLD ALL ☐	FOR ALL EXCEPT ☐
(1) Philip Gross			☐
(2) Dale Schultz			☐
(3) Tim Cattani			☐
(4) David Wasyng			☐
(5) Hadassah Slater			☐
(6) Allan Engel			☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and mark the box for each nominee you wish to withhold.

Proposal 3. To appoint the auditors of the Company.

FOR ☐ WITHHOLD ☐

Proposal 4. To ratify and approve the Company's By-law Amendments.

FOR ☐ AGAINST ☐ ABSTAIN ☐

The shares represented by this proxy will be voted for or withheld from voting regarding the election of directors and the appointment of auditors, and to consider and vote for or against the Company's By-law Amendments. **However, if such specification is not made in respect of any matter, this proxy shall be deemed to grant authority to vote in favor of any such matter.**

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said Meeting. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

Date ______________________________

Signature ______________________________

Please print name ______________________________

▲ PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. ▲

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy ("Instrument of Proxy"). The Instrument of Proxy ***must be signed*** by you, the shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy, or any other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

CONTROL NUMBER

PROXY VOTING INSTRUCTIONS



MAIL

Vote Your Proxy by Mail:

Mark, sign, and date your proxy card, then detach it, and return it in the postage-paid envelope provided.